Mail Stop 4561

December 16, 2008

Melanie Mroz
President and Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113

> **Re: SouthPeak Interactive Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2008**
> **File No. 333-154311**

Dear Ms. Mroz:

    We have reviewed your amended filing and your responses and have the following comments.

General

1.   We note your response to comment 1 of our letter dated November 10, 2008, in which you assert that you were not required to liquidate, on the grounds that the charter provision requiring such liquidation was eliminated on the termination date. Revise your disclosure to describe your interpretation of Article Fifth (C) of your charter and your reasoning regarding your obligation to liquidate. Also, disclose how you determined that this course of action was consistent with the unambiguous disclosure in your IPO prospectus that you would liquidate if you did not consummate a business combination by the termination date. Among other things, we believe you should revise your risk factors to prominently disclose any potential consequences of this course of action.

2.   We note your response to comment 2 of our letter dated November 10, 2008, regarding your omission to file an information statement with respect to your charter amendment and wait the required number of days prior to taking the corporate action. Clearly disclose the sequence of events outlined in your response, and the determinations that you made in this regard, and expand your risk factors to prominently disclose any potential consequences of this course of action. In providing this disclosure, ensure that you address any implications of Note A to Schedule 14A. For instance, if the charter amendment you effected

involved the acquisition of SouthPeak Interactive, L.L.C., as appears to be the case, disclose how any information statement with respect to the charter amendment would necessarily have called for disclosure with respect to the acquisition itself.

3.   We are continuing our review of your response to comment 4 of our letter dated November 10, 2008, regarding your exchange offer analysis. We may have further comment upon completion of our review.

Outside Front Cover Page of Prospectus

4.   You indicate in response to comment 5 of our letter dated November 10, 2008 that you revised the prospectus cover page regarding the number of shares of common stock to be registered for sale by you, but these changes do not appear to have been made. Please include on the cover page of the prospectus a statement referencing the offer and sale by you of 6,026,399 shares of common stock underlying the Class Y warrants, or advise.

Principal and Selling Stockholders, page 57

5.   You have provided disclosure responsive to comment 6 of our letter dated November 10, 2008 in the footnotes to the selling stockholder table, but you have not provided this disclosure with respect to all of the selling stockholders listed in the table. Please provide information regarding how each of the selling stockholders obtained their shares and the terms on which the shares were offered.

*   *   *   *   *

Please direct all questions to Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or, in her absence, to me at 202-551-3503. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc: Via facsimile: 703-749-1301
        Mark J. Wishner, Esq.
        Greenberg Traurig, LLP